August 30, 2005

Mail Stop 4561

Timothy H. Callahan
President and Chief Executive Officer
Trizec Properties, Inc.
10 S. Riverside Plaza Suite 1100
Chicago, IL 60606

Re:	Item 4.02 Form 8-K
	Filed August 4, 2005
	File No. 001-16765

Dear Mr. Callahan:

      We have reviewed your response letter dated August 19, 2005 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

1. We have considered your response to our prior comment 1. We are still unsure how you have determined that your internal controls were operating effectively as of the dates noted in light of your restatement. Explain to us how you considered paragraphs 140 and E94 through E100 of PCAOB AS#2 in making your decision.

2. We have considered your response to our prior comment 2. We believe it would be more appropriate to amend your first, second and third quarter 2004 Form 10-Q`s to give effect to the restatement noted in your Item 4.02 8-K.

      Please provide the supplemental information requested above within 5 business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3438.

							Sincerely,


							Robert F. Telewicz, Jr.
							Staff Accountant
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Timothy H. Callahan
Trizec Properties, Inc.
August 30, 2005
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